

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 27, 2009

Mr. Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer
Telephone & Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

>   **Re: Telephone & Data Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File No. 1-14157**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations
 Overview, page 1

1. We note that, due to the reasons described in the overview section of the MD&A
    on page 1, US Cellular took a significant FCC licenses impairment charge in the
    fourth quarter of fiscal year 2008. You should expand your MD&A to discuss
    your expectations regarding its future operating results and liquidity as a result of
    taking an impairment charge. You should clearly explain to your investors, if true,
    that you expect that historical operating results will not be indicative of future
    operating results. You should also discuss the primary drivers in your
    assumptions that resulted in the FCC licenses impairment charge. For instance,
    why did you reduce projected future revenues or net cash flows and increase the
    discount rates? In addition, discuss whether and when you considered a recovery
    of the economy in your cash flow projections.

Liquidity and Capital Resources, page 25

2. Please disclose here or elsewhere in the filing the specific terms of any material
    debt covenants in your debt agreements. The requirements that the company
    complies with certain negative and affirmative covenants and maintains certain
    financial ratios appear to be in addition to other financial covenants. For any
    material debt covenants, please disclose the required financial ratios as well as the
    actual ratios as of each reporting date. This will allow readers to understand how
    much cushion there is between the required ratios and the actual ratios. Please
    show the specific computations used to arrive at the actual ratios with
    corresponding reconciliations to US GAAP amounts, if necessary. See Sections
    I.D 9 and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of
    our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13,
    2003.

Application of Critical Accounting Policies and Estimates
Licenses and Goodwill, page 33

3. We note that FCC licenses accounted for 19% of total assets as of December 31,
    2008. We note that you performed your annual impairment test in the second
    quarter of 2008 and concluded that FCC licenses were not impaired. We also
    note that you performed an interim impairment test during the fourth quarter
    ending December 31, 2008 resulting in a $414 million non-cash charge.

    In light of the significance of your FCC licenses balance, we expect robust and
    comprehensive disclosure in your critical accounting policies regarding your

impairment testing policy. This disclosure should provide investors with
sufficient information about management's insights and assumptions with regard
to the recoverability of FCC licenses. Specifically, we believe you should
provide the following information:

- Disclose the carrying value of the intangible asset for each unit of accounting.

- Describe the nature of the valuation techniques you employed in performing
  the impairment tests. As it appears you used a discounted cash flow
  methodology, addressing EITF D-108, describe the method you used to
  isolate the cash flows associated with the intangible asset.

- Quantitatively and qualitatively describe in detail the changes in the estimates
  used in your assumptions to determine the fair value of your units of
  accounting since your last impairment test. In addition, tell us and disclose
  how the assumptions in your most recent test were impacted by the current
  economic environment.

4. Refer to the methodologies and assumptions to estimate the fair value of the
   licenses that are not being utilized as disclosed on page 35. Tell us what you
   mean by "the fair value estimates of these licenses that were prepared in the
   second quarter of 2008 were assumed to have declined at the same rate as the fair
   value of the licenses operating markets."

5. We note that for purposes of impairment testing of your licenses, you use the
   excess earnings methodology to estimate the fair value of the units of accounting
   that represent developed operating markets. Tell us why you believe the excess
   earnings methodology is an acceptable methodology to value the licenses under
   EITF D108. In your response please include details about the application of this
   methodology to the FCC licenses, an indefinite live intangible, including the
   assumptions used.

6. We note that goodwill accounted for 9% of total assets as of December 31, 2008.
   We note that revenues, operating income and segment income had declined in
   fourth quarter due to the negative impact of the current economic environment.
   As a result of your yearly and interim impairment tests of your reporting units as
   of December 31, 2008, you determined that your goodwill balance was not
   impaired. In light of the significance of your goodwill balance, we expect robust
   and comprehensive disclosure in your critical accounting policies regarding your
   impairment testing policy. This disclosure should provide investors with
   sufficient information about management's insights and assumptions with regard

to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

   o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

   o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

   o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

7. Tell us how you allocate the licenses that are not in use to your reporting units for purpose of your goodwill impairment test.

8. Tell us why the primary drivers in your assumptions that resulted in the FCC licenses impairment charge did not affect the recoverability of US Cellular goodwill.

Note 17 Employee Benefit Plans, page 89

9. Tell us your consideration given to including a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of net benefit costs and plan assets for the pension plan. In addition, we note that the majority of the assets in the Company's defined benefit plan (approximately 70%) are invested in equity-related investments and the remainder is in debt securities. Please explain further how you determined the expected long-term return on asset assumptions used in determining the net benefit cost for the plan and tell us what impact, if any, the current economic environment had on such determination.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director